Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

The following is a press release made by Peugeot S.A. on October 29, 2020.

PRESS RELEASE

Not for distribution in the United States, Canada, Australia or Japan

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction. A registration statement on Form F-4 in connection with the combination of FCA and PSA through a cross-border merger was filed with the SEC on July 24, 2020 and amended on September 28, 2020, but has not yet been declared effective.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Velizy Villacoublay, October 29, 2020

Groupe PSA announces the successful completion of the sale of part of its stake in Faurecia

Peugeot S.A. (“Groupe PSA”) announces the successful completion of the sale of 9,663,000 Faurecia shares, representing approximately 7% of the share capital of Faurecia, via an institutional private placement by way of an accelerated bookbuilding.

The proceeds from the transaction amount to approximately €308 million.

Following the placement, Groupe PSA will hold approximately 39% of Faurecia’s share capital.

The cash proceeds from this disposal are expected to be distributed to the Stellantis shareholders along with the distribution in kind of the remaining c. 39% stake in Faurecia, as already announced on 14th September 2020, promptly after the completion of the merger and subject to approval by the Stellantis Board and shareholders.

Communications Division -  www.groupe-psa.com/en  -  +33 6 61 93 29 36– -  @GroupePSA

Not for distribution in the United States, Canada, Australia or Japan

Groupe PSA has granted to the Bookrunners a 90-day lock-up, subject to certain usual exceptions (including the aforementioned distribution in kind).

This disposal is one of the steps as may be necessary to ensure that Stellantis does not acquire control of Faurecia, consistent with the terms of the original Combination Agreement. This is expected to facilitate the securing of the necessary regulatory approvals in relation to the merger.

The settlement and delivery of such sale is expected to occur on November 2, 2020.

This press release does not constitute an offer to sell or a solicitation to buy any securities, and the offer of Faurecia shares by Groupe PSA does not constitute a public offering.

Media contacts:

Pierre-Olivier Salmon: + 33 6 76 86 45 48 - pierreolivier.salmon@mpsa.com

Karine Douet – 06 61 64 03 83 – karine.douet@mpsa.com

Investors relation:

Andrea Bandinelli: + 33 6 82 58 86 04 - communication-financiere@mpsa.com

Communications Division -  www.groupe-psa.com/en  -  +33 6 61 93 29 36– -  @GroupePSA

Not for distribution in the United States, Canada, Australia or Japan

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.

Media library: medialibrary.groupe-psa.com /	@GroupePSA_EN

Disclaimer

This announcement is for information purposes only and does not constitute an offer to sell or a solicitation to buy any securities, and the offer of Faurecia shares by Groupe PSA does not constitute a public offering in any jurisdiction, including in France.

This communication is for distribution in the United Kingdom only to (i) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

The offer and sale of the securities referred to in this announcement has not been, nor will be, registered under the United States Securities Act of 1933 (the “Securities Act”) and the securities may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offering of the securities in the United States in connection with this transaction.

Any investment decision to buy shares in Faurecia must be made solely on the basis of publicly available information regarding Faurecia. Such information is not the responsibility of Groupe PSA.

Release, publication or distribution of this press release is forbidden in any country where it would violate applicable laws or regulations. This press release may not be published, forwarded or distributed, directly or indirectly, in the United States, Canada, Australia or Japan.

Communications Division -  www.groupe-psa.com/en  -  +33 6 61 93 29 36– -  @GroupePSA